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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 3, 2003

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated November 3, 2003

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
P.O. Box 23456
1100 DZ Amsterdam ZO
The Netherlands

Telephone
+31 (0)20 651 11 11
Telefax
+31 (0)20 651 10 00
E-mail
corpcomm@buhrmann.com
Website
www.buhrmann.com

PRESS RELEASE

Date    3 November 2003
Number    012

SALE OF BUHRMANN'S PAPER MERCHANTING DIVISION COMPLETED

        Buhrmann completed the sale of its Paper Merchanting Division to PaperlinX Limited. After this change in the composition of the Group, Buhrmann continues as a focused leader in business services and distribution, predominantly serving the office products markets.

        As previously announced, the division was sold for an amount of EUR 706 million on a debt-free and cash-free basis before completion adjustments and deferred consideration. The net proceeds have been used to substantially reduce Buhrmann's net interest-bearing debt. The company is applying about EUR 600 million of the proceeds to pay down outstanding bank loans under the Credit Facility and the Securitised Notes related to Paper Merchanting.

        The operational result of the Paper Merchanting Division will be included in Buhrmann's consolidated accounts for this year up to 31 October 2003. As indicated before, the transaction together with one-off charges related to taxes and the debt reduction, are estimated to result in a book loss of EUR 150 - 170 million. This loss will be included as an exceptional item in the fourth quarter results for 2003.

        In addition, Buhrmann may receive a deferred consideration of up to EUR 26 million, dependent upon the operating result (EBITA) of the Paper Merchanting Division over 2003. This deferred consideration, if any, would be payable in July 2004.

Note to editors

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Tel. +31 20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer Tel. +31 20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products and computer supplies in North America and Australia. In Europe Corporate Express ranks second. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account for a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 7 billion with over 18,000 employees in 18 countries.

Safe Harbour Statement

        Statements included in this press release, which are not historical facts, are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 27, 2003. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: November 3, 2003

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